

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Ameet Patel
Principal Executive Officer
Bally's Chicago, Inc.
100 Westminster Street
Providence, RI 02903

>   **Re: Bally's Chicago, Inc.**
>   **Amendment No. 2 to**
>   **Registration Statement on Form S-1**
>   **Filed December 27, 2024**
>   **File No. 333-283772**

Dear Ameet Patel:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-1

Key Performance Indicators, page iii

1.   We note your disclosure that Temporary Casino Adjusted EBITDAR is a key performance indicator that is used to analyze the performance of your business. Please address the following:
      - We note that Temporary Casino Adjusted EBITDAR eliminates rent expense associated with triple net operating leases, expansion costs and management fees to Bally's Corporation which appear to be normal, recurring, cash operating expenses necessary to operate your business. Please tell us how you determined it was appropriate to exclude these amounts from the measure. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Prospectus Summary
Permanent Resort and Casino Run-Rate Performance, page 6

2.   We note the examples of hypothetical outcomes and information regarding performance of other casino operators in this section and your statement that the information provided is intended solely to offer context and does not constitute a projection or forecast of our future performance. Please explain the basis for your conclusion that this performance information should not be deemed a forecast or projection in accordance with Item 10(b) of Regulation S-K. Please also revise to clearly disclose any assumptions underlying these figures and disclosure clearly reflecting the differences between the scenarios presented.

Illustrative Examples, page 23

3.   Please consider revising the tables on pages 26 and 27 to reflect the illustrative amounts that holders of each class would be entitled to receive in the event of a sale prior to the repayment of the subordinated loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 120

4.   We note your disclosure on page 121 that in March, 2024, you obtained a letter of support from Bally's Corporation, pursuant to which Bally's Corporation commits to fund all of your operating, investing, and financing activities through at least December 31, 2025. Please file the letter of support as an exhibit.

Transactions with Related Persons, page 161

5.   Please disclose the amount paid to BMG under the Temporary Services Agreement for the year ended December 31, 2023, rather than the nine months ended September 30, 2023.

General

6.   We note the concurrent private placements. Please disclose the exemption to be relied upon and discuss the sophistication of such purchasers. Please also clarify whether such purchasers are required to and will meet the Class A Qualification Criteria.

7.   Please update disclosure as of the most recent practicable date. For instance, we note that the beneficial ownership table is as of September 30, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Senet Bishoff, Esq.